Exhibit 99.82

DHX Media announces ten licenses for its In the Night Garden preschool series in the UK

HALIFAX, Jan. 22, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content, announces that it has signed ten licensing deals in the UK and Australia for its popular preschool series In the Night Garden. DHX Media also appointed its CPLG licensing unit as UK merchandising and licensing agent for In the Night Garden.

In the UK, licensees Inspiration Works, VMC, Ravensburger, Worlds Apart, Dreamtex, Trademark Collections, and Century Books have licensed the rights to produce ebooks, dress up items and winter accessories, puzzles, play furniture, towels and linens, bags and backpacks, and publish an annual, respectively.

DHX Media has also renewed Penguin Childrens' Books publishing license in both the UK and Australia to produce In the Night Garden stories in print. Other deals in Australia include Jasnor Toys being appointed as Master Toy partner, and a DVD deal with ABC Roadshow Entertainment featuring In the Night Garden characters.

Award-winning In the Night Garden consists of 100 half hours which have achieved international success, airing in 36 countries and translated into 19 languages.

In the UK, In the Night Garden continues its popularity, consistently airing on CBeebies since its launch in 2007, and DHX Media has announced a renewal deal ensuring the series will continue to be broadcast on the channel until at least Spring 2021.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 22-JAN-14